Abrams Industries, Inc.
1945 The Exchange, Suite 300
Atlanta, Georgia 30339-2029
May 19, 2006
VIA EDGAR
United States Securities & Exchange Commission
Mail Stop 7010
Washington, D.C. 20549-0404
Attn.: Rufus Decker

Re:	Abrams Industries, Inc.
Form 10-K for the fiscal year ended April 30, 2005
Forms 10-Q for the Quarter ended July and October 31, 2005 and
January 31, 2006
File No. 0-10146
Dear Mr. Decker:
     On behalf of Abrams Industries, Inc. (the “Company”), this letter responds to the comments of the Staff of the Commission to the above-referenced filings, as set forth in your letter dated May 9, 2006. Each of the Company’s responses is set forth immediately below the text of the Staff comment.
Form 10-K for the year-ended April 30, 2005
General
1. We have reviewed your response to comment 2. Please address the following:
•	Please provide us with historical statements of operations for the energy and facilities solutions segment for the year ended April 30, 2005 and the nine months ended January 31, 2006, which includes the gross margin, operating income, and net income before tax amounts. Given that you are using EBITDA in your valuation, please also tell us the historical EBITDA amounts for the year ended April 30, 2005 and the nine months ended January 31, 2006. EBITDA should be calculated in the same manner as it is included in your projections;

•	The amounts reported in Note 6 of your Form 10-Q for the quarter ended January 31, 2006 indicate that you continued to incur a net loss for the energy and facilities solutions segment for the nine months ended January 31, 2006 whereas your forecasts for 2006 indicate that you were expecting to report net earnings for the year ended April 30, 2006. Please clarify whether you still expect to report net earnings for this segment for the year ended April 30, 2006. If not, please provide a comprehensive explanation as to the reasons for the differences in forecasted and actual amounts. Your explanation should address revenues, gross margin, operating income and net income before tax. Please also address what impact the reasons for the differences in forecasted and actual amounts will have on future forecasted periods; and

•	If available, please provide revised projections for 2007 through 2010. Please provide a reconciliation for 2006 actual amounts to 2007 projected amounts for revenues, gross margin, operating income, and net income before tax with detailed quantified explanations as to how you are arriving at the 2007 projected amounts in light of historical results.
Response
Provided below you will find detailed answers to your questions regarding our Impairment analysis done at the end of fiscal 2005 as well as our most current study for fiscal 2006 ending April 30, 2006. In summary, our economic progress during the first three quarters of fiscal 2006 within the Energy & Facilities Solutions segment did not meet the expectations of our 2005 study due to delays in the introduction of new products and services, most notably the delay in the development and introduction of our new Web/wireless Computerized Maintenance Management System (CMMS) platform. However, we have now completed the development and introduction of these new products and have begun installing these products across several large real estate portfolios owned by the Hyatt and Ritz-Carlton hotel chains. While the delays impacted our ability to meet the timing and results initially forecast in our plan, we have currently accomplished the tactical milestones that supported our original plan. Additionally, in our most current Impairment study, as a sensitivity analysis we took the minimal approach of forecasting fiscal 2007 revenues using only our contractual recurring revenue on hand, the current backlog of orders, and the revenues expected from written commitments by the Hyatt and Ritz-Carlton hotel chains. This conservative sensitivity analysis re-affirmed management’s conclusion that no impairment existed at April 30, 2005, or currently exists at April 30, 2006.

A. Fiscal 2005 and 3rd Quarter 2006
Table 1, shown below, addresses the request to see the historical Statement of Operations for the Energy and Facilities Solutions segment for the year ended April 30, 2005, and the nine months ended January 31, 2006.

	Fiscal 2005	Fiscal 2006
	Full Year	9 Mo. YTD
	Actual	Actual
Revenue
Engineering Services	1,120,543	963,899
CMMS	2,381,304	1,901,132

Total Revenue	$3,501,847	$2,865,031

Cost of Goods Sold	2,041,046	1,519,684

Gross Margin	1,460,801	1,345,347
Gross Margin %	41.7%	47.0%

Operating Expense	2,373,260	1,997,199

Operating Income	(912,459)	(651,852)

Interest Income (Expense)	(8,222)	(3,651)
Miscellaneous Income	(139)	1,938

	(8,361)	(1,713)

Net Income before Tax	(920,820)	(653,565)
Income Tax (Benefit)	(349,911)	(248,354)

Net Earnings	$(570,909)	$(405,211)

EBITDA	$(569,711)	$(405,153)

B. Fiscal 2006 forecasted year end “actuals” versus Plan
Table 2, below, shows our forecasted year end position versus the original plan for fiscal 2006 for the Energy and Facilities Solution segment that was constructed during April of 2005.

	Fiscal 2006
	Full Year
	Plan	Forecast	Var F/(U)

Revenue
Engineering Services	2,006,001	1,402,163	(603,838)
CMMS	3,708,432	2,341,672	(1,366,760)

Total Revenue	$5,714,433	$3,743,835	($1,970,598)

Cost of Goods Sold	2,477,712	2,030,787	446,925

Gross Margin	3,236,721	1,713,048	(1,523,673)
Gross Margin %	56.6%	45.8%

Operating Expense	2,855,449	2,620,356	235,093

Operating Income	381,272	(907,308)	(1,288,580)

Interest Income (Expense)	(9,000)	(4,776)	4,224
Miscellaneous Income	0	1,486	1,486

	(9,000)	(3,290)	5,710

Net Income before Tax	372,272	(910,598)	(1,282,870)
Income Tax (Benefit)	141,463	(346,027)	487,490

Net Earnings	$230,809	($564,571)	($795,380)

EBITDA	$730,185	($574,688)	($1,304,873)
As you will note, the forecasted fiscal 2006 year end results are below what was originally projected. In general terms, the strategy for 2006 of the Energy and Facilities Solutions segment was to greatly augment our in-house capabilities to provide energy engineering services and computerized maintenance management systems to the industrial, commercial, and hospitality segments as one integrated offering. We also intended to upgrade and enhance our existing Computerized Maintenance Management Systems (CMMS) and to migrate our legacy products from a Windows based client/server architecture to a new Web/wireless platform. Based on our assessment of market demand successful completion of this development project would open up significant new revenue growth opportunities with our existing customers as well as with new customers and market segments. Additionally, we would significantly broaden our capabilities in the energy engineering and consulting services area and be a compelling offering when coupled with our Web/wireless based products. The strategy and financial plan for fiscal 2006 called for the successful completion of the Web/wireless CMMS products and the successful penetration into our existing customers with our new integrated products and services. These goals are being successfully accomplished today, but the market introduction of our new offerings was delayed due to development and start up issues.
Specifically, while Engineering Services revenue grew 25% from fiscal 2005 to fiscal 2006, the year-end revenue of approximately $1,402,000 was unfavorable to Plan by $604,000 because of a few temporary delays; (1) $94,000 or 16% of the shortfall is attributed to a 7 month delay in the implementation of our comprehensive and proprietary Energy Savings Program across the Ritz-Carlton portfolio of domestic properties. As of January 2006 this long standing customer is committed to a long term agreement for this new and enhanced program service. (2) $380,000 or 63% of the shortfall is due to the timing assumption of when we would be able to successfully form new significant business relationships with large electrical/mechanical service providers such as Comfort Systems USA, or Thermal Source, Inc. Although it took longer than anticipated we have successfully developed a new preferred vendor relationship with The Trane Company resulting in $400,000 of work orders so far within the past 8 months across three separate jobs. (3) $130,000 or 21% of the shortfall is attributed to the timing assumption on obtaining long term contracts with Jones Lang Lasalle (JLL) a large property management concern. Currently contracts have been successfully obtained with JLL with $183,000 recorded in backlog as of April 28, 2006.
Revenue from the sale of CMMS products was virtually unchanged from fiscal 2005 and approximately $1,367,000 below planned levels for fiscal 2006; (1) The financial plan for 2006 assumed that the re-development of our CMMS products onto the Web/wireless platform would be completed in June 2005 and that virtually all domestic Ritz-Carlton hotels and approximately 60 domestic Hyatt hotel properties would have completed their upgrade to our new Web/wireless products by fiscal 2006 year end. With the delay in the introduction of our new products coupled with a major management reorganization in the key engineering decision makers at Hyatt corporate headquarters these new installations were delayed causing a revenue shortfall of $838,000 or 61%. Presently we have a written commitment from the Hyatt Corporation, see attachment A, and a similar commitment from the Ritz-Carlton hotel chain to commence with all of the originally planned installations. (2) An additional shortfall of $286,000 or 21% is due to the absence of revenues attributable to a verbal commitment from The Bellagio Casino Resort in January of 2005 to begin utilizing our CMMS platform. During fiscal 2006 the MGM/Mirage, owner of the Bellagio Resort, undertook the acquisition of another casino property effectively putting the planned project on hold. (3) The remaining shortfall of $243,000 or 18% is attributable to a slower than planned penetration rate into the Office building segment. Although disappointed by this delay, with the current backlog and written commitments that we have for our Web/wireless products in the hospitality segment further penetration into the casino/gaming or office markets is not currently needed.

Gross margin for the year was 45.8% versus the planned 56.6% gross margin level. This reduction in gross margin percent is attributable to the shortfall in revenue and the sizing of our capacity to service this revenue. Our business model for providing engineering and CMMS Web/wireless services requires a certain amount of fixed capacity, of engineers and service technicians, to be in place to meet expected demand. If the revenue is delayed the gross margin decreases significantly until management can adjust the capacity, or fixed costs, that are in place. When the delays in revenue that were experienced in fiscal 2006 became evident by October 2006 management took action, with personnel reductions, to reduce the costs of excess capacity. Currently our delivery capacity is properly sized to meet current demand. We have also recently re-engineered our delivery process and made other significant changes in order to improve our efficiencies and lower our cost structure. As a result the planned increases in fiscal 2007 revenue, based on our contractual recurring revenue, current backlog and written commitments, will drive a significant increase in our gross margin rate.
Operating expenses for fiscal 2006 were $235,000 favorable to plan. Upon realizing that there were unanticipated delays in the roll out of our new products and services, management implemented the re-organization with commensurate cost reduction measures including headcount reductions to better size our infrastructure with the eventual timing of the anticipated revenue.
In summary the segments Net Loss for fiscal 2006 of ($565,000) was unfavorable to the plan by $795,000 largely due to the timing of milestone events that have now been substantially completed, specifically; the 6 month delay in the completion of our new Web/wireless products; introduction of the new Energy Savings Program with Ritz-Carlton; and the realization of new revenues from significant relationships with large electrical/mechanical companies.

C. Fiscal 2007 compared to 2006
Table 3 shows the forecasted fiscal 2006 year end position versus the plan for fiscal 2007 for the Energy and Facilities Solution segment:

	Fiscal 2006	Fiscal 2007
	Full Year	Full Year

	Forecast	Plan	Var F/(U)

Revenue
Engineering Services	1,402,163	2,904,000	1,501,837
CMMS	2,341,672	3,720,000	1,378,328

Total Revenue	3,743,835	6,624,000	2,880,165

Cost of Goods Sold	2,030,787	2,934,000	(903,213)

Gross Margin	1,713,048	3,690,000	1,976,952
Gross Margin %	45.8%	55.7%

Operating Expense	2,620,356	2,623,000	(2,644)

Operating Income	(907,308)	1,067,000	1,974,308

Interest Income (Expense)	(4,776)	(9,000)	(4,224)
Miscellaneous Income	1,486	0	(1,486)

	(3,290)	(9,000)	(5,710)

Net Income before Tax	(910,598)	1,058,000	1,968,598
Income Tax (Benefit)	(346,027)	402,000	(748,027)

Net Earnings	(564,571)	656,000	1,220,571

EBITDA	(574,688)	1,519,000	2,093,688
With the dramatically higher energy and other operating costs seriously impacting our markets the demand for our building performance services is at an all time high. Accordingly the successful completion of our new Web/wireless products and our growing Engineering relationships with enterprise customers such as The Trane Company and Ritz-Carlton hotel chain we now have clear visibility of significant revenue growth in fiscal 2007. The Company has also undertaken a significant re-organization to better serve the immediate opportunities that we have. While this re-organization has yielded significant annualized cost reductions the Company is also in the process of significantly upgrading our sales and marketing capabilities by hiring four professional sales people and recruiting a senior executive to fill the new role of Vice-President of Marketing & Sales. The additional personnel will more than double the capacity of the sales department from four individuals to nine.

Table 4 below depicts a breakdown of the anticipated revenue for fiscal 2007 of $6,624,000 by product set and by source for the Energy and Facilities Solution segment:

	Engineering	CMMS		Cumulative	Cumulative
Source	Services	Products	Total	Total	Percent

Recurring revenue under contract	$771,000	$1,815,000	$2,586,000	$2,586,000	39%
Revenue currently in backlog	570,000	421,000	991,000	3,577,000	54%
Revenue from written commitments	0	1,143,000	1,143,000	4,720,000	71%
Revenue from Qualified prospects or existing customers	556,000	221,000	777,000	5,497,000	83%
Revenue from Top “10” project	1,007,000	120,000	1,127,000	$6,624,000	100%

	$2,904,000	$3,720,000	$6,624,000

Recurring revenue under contract represents the long term secured revenue that comes in from the products and services that we sell on a subscription basis, primarily to two long standing customers Hyatt and Ritz-Carlton. It is a very predictable and a growing component of our business model. As we implement our energy conservation programs and our suite of Web/wireless products with new large enterprise customers this stream will continue to grow annually.
Revenue currently in backlog is revenue that we will recognize over the next few months as we service the backlog of orders that we have on hand as of the end of fiscal 2006. You will note that the cumulative total of just the recurring revenue under contract and the current backlog together already equals approximately the same revenue earned in 2006 without requiring any additional new sales.
Revenue from written commitments represents the revenue that will be derived in fiscal 2007 based on the corporate commitments that have been received from our long standing customers, the Hyatt Corporation and the Ritz-Carlton chain, to install our new Web/wireless products across their portfolios of domestic hotels. The successful, although delayed, completion of our new CMMS products in fiscal 2006 enables us to realize this revenue growth in fiscal 2007, and higher recurring revenues in later years.
Revenue from qualified prospects or existing customers represents revenue that we expect to receive in fiscal 2007 as a result of written customer proposals that are already in the hands of customers at this time coupled with the work that we routinely get from our long term repetitive customer base.

Revenue from the Top 10 Initiative is revenue that is expected to be driven by a new systemic sales development program resourced by the greatly expanded Marketing & Sales department in response to dramatically higher market demand for our services. This initiative targets 10 large qualified prospects who are actively in the sales development cycle. Currently we have existing relationships with many of these prospects. These targets include ConAgra, Printpak, General Mills, and Frito-Lay and other well known national accounts.
The gross margin rates are planned to increase to 55.7% as a direct result of the increased revenue and properly sized capacity to service the increased revenue. Additionally, we do not expect any significant increase in our total operating expenses. The increased expenditures for the Sales and Marketing function have been and will be largely funded by reductions in general and administrative overhead.
The revenue growth, improved margins driven by volume, and flat operating expenses all combine to drive significant improvement in forecasted Net Earnings. This improvement is reasonably expected given our new products, strong market conditions, our newly re-engineered delivery process, the enhanced sales and marketing capability, and the fact that we have a significant amount of recurring revenue, backlog and written commitments in hand for our services.
D. Fiscal 2007 Impairment Analysis
Attachment B shows our updated impairment analysis as of April 30, 2006, using fiscal 2007 as the first year of our study. The methodology of this current analysis is consistent with the methods employed in the analysis done one year ago and forwarded to you in our last response. The updated case demonstrates that the cashflows through 2011 coupled with a reasonable terminal value yield a Net Present Value of $11,316,000 compared to the net asset value of this segment of $5,812,000 as of April 30, 2006. As such we conclude that no impairment exists at this time.
Attachment C addresses our sensitivity analysis that we employed in order to be assured of our earlier conclusion. Using the same methodology as in our base case referenced above we lowered the revenue in fiscal 2007 by 30% to $4,651,000. You’ll note that this amount of revenue represents less than the amounts we can expect from just our existing recurring contractual revenue, immediate backlog on hand, and written corporate commitments as of April 30, 2006. Despite the anticipated long term demand for energy conservation services we significantly reduced the revenue projected in each of the later years of the sensitivity study relative to the base case. These conservative assumptions yielded a Net Present Value equal to the net asset value of the Energy and Facilities Solutions segment. This sensitivity analysis re-emphasized that no impairment exists at this time.

Form 10-Q for the quarter-ended January 31, 2006
Financial Statements
Consolidated Statements of Operations, page 2
2.	We have reviewed your response to comment 6. As previously requested, please tell us how you determined that the sale of real estate held for future development should no longer be reflected in revenues in light of paragraph 78 of FASB Concepts Statement No. 6 and your disclosures in Note 1 (Organization and Business). Please tell us the amount of gross revenues recorded on the sale of real estate for the nine months ended January 31, 2006 or the year ended April 30, 2006, if available.

Response

Item 1 of our fiscal 2005 Form 10-K filing provides a description of our business activities. In regards to our real estate segment it states that the company “(iii) engages in real estate investment and development”. The predominate activities and main focus of this segment is the buying, developing, re-developing, operating for rental income, and the eventual selling of income producing properties. Upon the eventual sale of the property the proceeds are typically reinvested in other income producing property or used for general corporate purposes. Pursuant to SFAS 144, the eventual sale of the income producing property is accounted for and presented as discontinued operations. As the company engages in these activities it has from time to time come into possession of non-income producing “outlots” as an indirect consequence of developing or acquiring an income producing property. An outlot refers to a small parcel of land platted separately from the income producing parcel (i.e. shopping center parcel), usually at the time of the original development. These outlots, which are not part of our core business as described in our filings, can be held as investments and eventually sold or developed and operated separately as a fast food restaurant, small retail shop, or other similar use.

During fiscal 2006, several outlots were sold by the company. In our Form 10-Q filing for the 3rd quarter of 2006 these sales were presented on the Statement of Operations as a net gain within continuing operations. FASB Concept Statement No. 6 paragraph 78 states that “Revenues are inflows,...from delivering or producing goods, rendering services, or other activities that constitute the entity’s ongoing major or central operations.” Since these non-income producing outparcels had been developed and had laid dormant for 13 to 27 years, they did not constitute a part of our “major or central operations”, nor were they related to inventory transactions.

Additionally, when the original developments that spawned the outlots were in progress the cash expended was shown as an outflow from investing activity on the Statement of Cashflows. When the outlots were sold in fiscal 2006 the cash proceeds were presented again as an inflow from investing activity. The Company believed that presenting the sale of the outlots as a net gain on the Statement of Operations rather than as operational revenue and costs was more consistent with the reporting of the cash proceeds as an investing activity as opposed to operations.

The table 1 below depicts the details of our outlot sales this year compared to Abrams Industries consolidated forecasted totals:

		Year	Year		Cost of	Earnings
Outlot	Location	Developed	Sold	Revenue	Sale	before Tax

Parcel L	North Fort Myers, FL	1993	2Q/2006	625,000	329,780	295,220
Parcel N	North Fort Myers, FL	1993	2Q/2006	529,254	283,170	246,084
Parcel 1	Louisville, KY	1979	3Q/2006	269,732	84,881	184,851

(To be reported in 4Q/2006 results)
Parcel H	North Fort Myers, FL	1993	4Q/2006	2,400,000	1,197,865	1,202,135

All Outlots				$3,823,986	$1,895,696	$1,928,290

Total Abrams Industries consolidated including Outlot sales to be reported for the year-ended April 30, 2006 (unaudited)				27,297,130	26,496,914	800,216

Outlots as a percent of Abrams Industries totals				14.0%	7.2%	241.0%
Table 2 below shows the remaining non-income producing outlots or properties that are currently classified as Held for Sale as of April 30, 2006. The table depicts the estimated fair market value of these properties along with their associated costs to sell resulting in an estimated gain before tax. While the company would entertain any attractive offers for these properties at any time, only the sale of Parcel R is anticipated in the fiscal 2007 Plan.

		Year	Est’d	Est’d Cost	Earnings
Outlot	Location	Developed	Fair Value	of Sale	before Tax

Parcel Q	North Fort Myers, FL	1993	725,000	558,669	166,331
Parcel R	North Fort Myers, FL	1993	479,500	373,255	106,245
Parcel 2	Oakwood, GA	1987	1,252,000	919,223	332,777
Parcel 3*	Atlanta, GA	NA	2,050,000	404,710	1,645,290

Total			4,506,500	2,255,857	2,250,643

*	Note: Parcel 3 is currently a non-incoming producing manufacturing/warehouse site that was shut down by the Company in fiscal 2000.

In summary for our 3rd quarter 10Q report the Company chose to present the sale of the outlots as a net gain because these sales were not viewed as a major or ongoing part of our real estate activities. In conjunction, the proceeds from the sales were shown as cash from investing activities consistent with the classification of the cash outlays that were expended to create the outlots years earlier. Additionally, the Company viewed its presentation of the net gains as being consistent with the presentation of the cashflows as being from investing activities as opposed to operations.
If the Staff has any questions or further comments, please direct them to the undersigned at (770) 953-0304.
Very truly yours,
/s/Mark J. Thomas
Mark J. Thomas
Chief Financial Officer

ATTACHMENT A

Thomas D. Riegelman Vice President, Engineering Hyatt Hotels Corporation 71 S. Wacker Drive Chicago, IL 60606 Telephone: 312.780.5777 FAX: 312.780.5288 E-mail: triegelm@corphq.hyatt.com
12 May 2005
Mr. Stephen C. Plane, President
Servidyne Systems, LLC
1945 The Exchange, Suite 325
Atlanta, GA 30339
RE: Hyatt — Servidyne Intentions
Dear Stephen:
Hyatt has been very pleased with the current direction of Servidyne, and particularly with the additions to staff and the acquisition of iTendant. Clearly Servidyne is on track to deliver a product and level of service that will meet Hyatt’s needs now and into the future.
We were all impressed and heartened by the substantial development progress with the iTendant platform into an integrated guest request/CMMS solution that was demonstrated at our meeting in March. You and your staff convinced a number of highly skeptical individuals that Servidyne was indeed on the road to developing a product that will meet our needs in a flexible, scalable, and highly integrated way.
We are excited with the prospect of getting the five test sites up and running on the CMMS side, but want to reiterate our wishes to test a fully integrated guest request/CMMS solution as soon as possible. We will not make a final decision on either the CMMS or the guest request system until we have completed pilot tests of the integrated solution. However, I feel comfortable saying that if Servidyne delivers on the promises made in our meeting, and maintains its current high levels of service delivery, then Hyatt will move forward with implementation of an integrated iTendant solution in all of our properties.
We will include conversion from SCORE to iTendant as a strongly recommended project in the 2006 capital expenditure plans for all of our hotels, and will make it a required project in ’07 if testing and price negotiations are completed satisfactorily.

ATTACHMENT A
Hyatt — Servidyne Intentions
12 May 2005

We should schedule a meeting to discuss product pricing and a contract some time in the next couple of weeks, so that implementation of the new systems are not unnecessarily delayed after completion of the testing.
In closing, I would like to reiterate how pleased and impressed we are with the changes and progress Servidyne has made since its acquisition by the Abrams Company.
Cordially,

Thomas D. Riegelman
CC: Alan R. Abrams
        Jo Mundy

ATTACHMENT A

Larry Builta Director of Engineering Hyatt Hotels Corporation 71 S. Wacker Drive Chicago, IL 60606 Telephone: 312.780.5390 FAX: 312.780.5288 E-mail: Larry.Builta@corphq.hyatt.com
9 April 2006
Mr. Stephen C. Plane, President
Servidyne Systems, LLC
1945 The Exchange, Suite 325
Atlanta, GA 30339
RE: Hyatt—Servidyne Intentions
Dear Stephen:
I am very proud to announce that you have been selected as the provider for Hyatt Hotels CMMS (Computer Maintenance Management System) and the guest service request system based on the iTendant platform.
It is our expectation that by the end of the year the 53 hotels that have included this project in the 2006 Capex can be installed and operational. This project has been made a recommendation for 2007 and I will be working on making this a directive for 2008.
Going forward we will need to complete a contract for services and a operational guarantee of support for at least 7 years after the final install based on 2008.
Again we are very excited about the future relationship between our companies and the commitment by Servidyne Systems to this project.
Sincerely,

Larry Builta
CC: Jo Mundy

ATTACHMENT B
Valuation Analysis—Base Case
5-year Forecast (FY 2007 – 2011)

	2007		2008		2009		2010		2011
	AOP*	%	Projected	%	Projected	%	Projected	%	Projected	%

Engineering Services	2,904	43.8%	3,598	47.1%	4,192	49.6%	4,904	51.5%	5,701	53.0%
CMMS	1,048	15.8%	625	8.2%	365	4.3%	183	1.9%	—	0.0%
iTendant	2,672	40.3%	3,420	44.7%	3,893	46.1%	4,431	46.6%	5,051	47.0%
Other	—	0.0%	—	0.0%	—	0.0%	—	0.0%	—	0.0%

Total Sales	6,624	100.0%	7,643	100.0%	8,451	100.0%	9,517	100.0%	10,752	100.0%

Cost of Goods Sold	2,934	44.3%	3,392	44.4%	3,686	43.6%	4,048	42.5%	4,484	41.7%

Gross Margin	3,690	55.7%	4,251	55.6%	4,764	56.4%	5,469	57.5%	6,268	58.3%

SG&A	2,688	40.6%	3,071	40.2%	3,455	40.9%	3,876	40.7%	4,333	40.3%

Operating Income	1,002	15.1%	1,180	15.4%	1,309	15.5%	1,592	16.7%	1,935	18.0%

Interest Expense	(9)	-0.1%	(9)	-0.1%	(9)	-0.1%	(9)	-0.1%	(9)	-0.1%

Net Income Before Tax	993	15.0%	1,171	15.3%	1,300	15.4%	1,583	16.6%	1,926	17.9%

Tax (38%)	(377)	-5.7%	(445)	-5.8%	(494)	-5.8%	(602)	-6.3%	(732)	-6.8%

Net Income	616	9.3%	726	9.5%	806	9.5%	982	10.3%	1,194	11.1%

Net Income Before Tax	993		1,171		1,300		1,583		1,926
Interest Expense	9		9		9		9		9
Depreciation	77		105		155		175		225
Amortization	374		514		640		765		883

Total EBITDA	1,454		1,799		2,104		2,533		3,044

EBITDA, Cumulative	1,454		3,253		5,357		7,890		10,933

Net Income	616		726		806		982		1,194
Capital Expenditures	(913)		(768)		(878)		(728)		(878)
Depreciation & Amortization	452		619		795		941		1,109

Free Cash Flow	154		578		723		1,195		1,425

FCF, Cumulative	154		732		1,455		2,650		4,075

*	Annual Operating Plan

ATTACHMENT B
Valuation Analysis
Purchase Price Multiples Analysis
$(000)

	AOP*	Net Asset Value 4/30/06

FY	2007	$4,912	$5,212	$5,512	$5,812	$6,112	$6,412	$6,712

Revenue	$6,624	0.74	0.79	0.83	0.88	0.92	0.97	1.01
EBITDA	$1,454	3.4	3.6	3.8	4.0	4.2	4.4	4.6
Operating Income	$1,002	4.9	5.2	5.5	5.8	6.1	6.4	6.7
Net Income	$616	8.0	8.5	9.0	9.4	9.9	10.4	10.9

	Projection	Net Asset Value 4/30/06

FY	2008	$4,912	$5,212	$5,512	$5,812	$6,112	$6,412	$6,712

Revenue	$7,643	0.64	0.68	0.72	0.76	0.80	0.84	0.88
EBITDA	$1,799	2.7	2.9	3.1	3.2	3.4	3.6	3.7
Operating Income	$1,180	4.2	4.4	4.7	4.9	5.2	5.4	5.7
Net Income	$726	6.8	7.2	7.6	8.0	8.4	8.8	9.2

*	Annual Operating Plan

ATTACHMENT B
Valuation Analysis
Discounted Cash Flow Analysis
$(000)

Terminal Value Calculation:
		Multiple (x)
FY	2011	4.0	4.5	5.0	6.5	8.0

EBITDA	$3,044	$12,174	$13,696	$15,218	$19,783	$24,349

Less: Debt Repayment		$0	$0	$0	$0	$0

Terminal Value		$12,174	$13,696	$15,218	$19,783	$24,349

Cash Flows:	Year Ending April 30
	2007	2008	2009	2010	2011

Free Cash Flow	$154	$578	$723	$1,195	$1,425

Terminal Value					$15,218

Total Cash Inflows	$154	$578	$723	$1,195	$16,643

Discounted Present Value Calculation:	Year Ending April 30
	2007	2008	2009	2010	2011

Total Cash Inflows	$154	$578	$723	$1,195	$16,643

	Discounted
Discount Rate	Present
(Cost of Capital)	Value	Discounted Cash Inflows

8%	$13,417	$143	$495	$574	$878	$11,327
10%	$12,311	$140	$477	$543	$816	$10,344
12%	$11,316	$138	$460	$515	$759	$9,444
14%	$10,419	$135	$444	$488	$707	$8,644
16%	$9,609	$133	$429	$463	$660	$7,924

ATTACHMENT B
Net Present Value Analysis
$(000)

Terminal Value Calculation:
		Multiple (x)
FY	2011	4.0	4.5	5.0	6.5	8.0
EBITDA	$3,044	$12,174	$13,696	$15,218	$19,783	$24,349

Less: Debt Repayment		$0	$0	$0	$0	$0

Terminal Value		$12,174	$13,696	$15,218	$19,783	$24,349

Cash Flows:	Year Ending April 30
	2007	2008	2009	2010	2011
Free Cash Flow	$154	$578	$723	$1,195	$1,425

Terminal Value					$15,218

Total Cash Inflows	$154	$578	$723	$1,195	$16,643

NPV Calculation:
Net Asset Value 4/30/06	$4,912	$5,212	$5,512	$5,812	$6,112	$6,412	$6,712

Discount Rate (Cost of Capital)	NPV
8%	$8,505	$8,205	$7,905	$7,605	$7,305	$7,005	$6,705
10%	$7,399	$7,099	$6,799	$6,499	$6,199	$5,899	$5,599
12%	$6,404	$6,104	$5,804	$5,504	$5,204	$4,904	$4,604
14%	$5,507	$5,207	$4,907	$4,607	$4,307	$4,007	$3,707
16%	$4,697	$4,397	$4,097	$3,797	$3,497	$3,197	$2,897

ATTACHMENT B
Valuation Analysis
Internal Rate of Return Analysis
$(000)

Terminal Value Calculation:
		Multiple (x)
FY	2011	4.0	4.5	5.0	6.5	8.0
EBITDA	$3,044	$12,174	$13,696	$15,218	$19,783	$24,349

Less: Debt Repayment		$0	$0	$0	$0	$0

Terminal Value		$12,174	$13,696	$15,218	$19,783	$24,349

Cash Flows:	Year Ending April 30
	2007	2008	2009	2010	2011
Free Cash Flow	$154	$578	$723	$1,195	$1,425

Terminal Value					$15,218

Total Cash Inflows	$154	$578	$723	$1,195	$16,643

IRR Calculation:		Net Asset
		Value	Year Ending April 30
		04/30/06	2007	2008	2009	2010	2011
IRR:
	33%	($4,912)	$154	$578	$723	$1,195	$16,643
	31%	($5,212)	$154	$578	$723	$1,195	$16,643
	29%	($5,512)	$154	$578	$723	$1,195	$16,643
	28%	($5,812)	$154	$578	$723	$1,195	$16,643
	26%	($6,112)	$154	$578	$723	$1,195	$16,643
	25%	($6,412)	$154	$578	$723	$1,195	$16,643
	24%	($6,712)	$154	$578	$723	$1,195	$16,643

ATTACHMENT B
Valuation Analysis—FY2007-2011
Conclusion—Equity Coverage
$(000)

Description	Amount
Discounted Present Value of FY2007-2011 Cash Flows (from Discounted Cash Flow Analysis))	$11,316

Net Asset Value 4/30/06	$5,812

Surplus—Cash Flows in Excess of net Asset Value	$5,504

Coverage Ratio—Present Value of Cash Flows as a Percentage of Net Asset Value	195%

ATTACHMENT C
Valuation Sensitivity Analysis
5-year Forecast (FY 2007 – 2011)

	2007		2008		2009		2010		2011
	AOP*	%	Projected	%	Projected	%	Projected	%	Projected	%
Engineering Services	1,897	40.8%	3,087	50.2%	3,603	53.2%	4,233	56.7%	4,668	56.7%
CMMS	1,048	22.5%	625	10.2%	365	5.4%	—	0.0%	—	0.0%
iTendant	1,706	36.7%	2,432	39.6%	2,804	41.4%	3,233	43.3%	3,566	43.3%
Other	—	0.0%	—	0.0%	—	0.0%	—	0.0%	—	0.0%

Total Sales	4,651	100.0%	6,144	100.0%	6,772	100.0%	7,466	100.0%	8,234	100.0%

Cost of Goods Sold	2,135	45.9%	2,796	45.5%	3,032	44.8%	3,241	43.4%	3,515	42.7%

Gross Margin	2,516	54.1%	3,348	54.5%	3,740	55.2%	4,225	56.6%	4,719	57.3%

SG&A	2,563	55.1%	2,908	47.3%	3,243	47.9%	3,601	48.2%	3,978	48.3%

Operating Income	(47)	-1.0%	439	7.2%	496	7.3%	623	8.4%	741	9.0%

Interest Expense	(9)	-0.2%	(9)	-0.1%	(9)	-0.1%	(9)	-0.1%	(9)	-0.1%

Net Income Before Tax	(56)	-1.2%	430	7.0%	487	7.2%	614	8.2%	732	8.9%

Tax (38%)	21	0.5%	(164)	-2.7%	(185)	-2.7%	(233)	-3.1%	(278)	-3.4%

Net Income	(35)	-0.7%	267	4.3%	302	4.5%	381	5.1%	454	5.5%

Net Income Before Tax	(56)		430		487		614		732
Interest Expense	9		9		9		9		9
Depreciation	77		105		155		175		225
Amortization	374		514		640		765		883

Total EBITDA	405		1,059		1,291		1,564		1,850

EBITDA, Cumulative	405		1,464		2,755		4,319		6,169

Net Income	(35)		267		302		381		454
Capital Expenditures	(913)		(768)		(878)		(728)		(878)
Depreciation & Amortization	452		619		795		941		1,109

Free Cash Flow	(496)		119		220		594		685

FCF, Cumulative	(496)		(377)		(158)		436		1,121

*	Annual Operating Plan

ATTACHMENT C
Valuation Analysis
Purchase Price Multiples Analysis
$(000)

	AOP*	Net Asset Value 4/30/06
FY	2007	$4,912	$5,212	$5,512	$5,812	$6,112	$6,412	$6,712
Revenue	$4,651	1.06	1.12	1.19	1.25	1.31	1.38	1.44
EBITDA	$405	12.1	12.9	13.6	14.3	15.1	15.8	16.6
Operating Income	$(47)	(104.9)	(111.3)	(117.8)	(124.2)	(130.6)	(137.0)	(143.4)
Net Income	$(35)	(142.0)	(150.6)	(159.3)	(168.0)	(176.6)	(185.3)	(194.0)

	Projection	Net Asset Value 4/30/06
FY	2008	$4,912	$5,212	$5,512	$5,812	$6,112	$6,412	$6,712
Revenue	$6,144	0.80	0.85	0.90	0.95	0.99	1.04	1.09
EBITDA	$1,059	4.6	4.9	5.2	5.5	5.8	6.1	6.3
Operating Income	$439	11.2	11.9	12.5	13.2	13.9	14.6	15.3
Net Income	$267	18.4	19.5	20.7	21.8	22.9	24.0	25.1

*	Annual Operating Plan

ATTACHMENT C
Valuation Analysis
Discounted Cash Flow Analysis
$(000)

Terminal Value Calculation:
		Multiple (x)
FY	2011	4.0	4.5	5.0	6.5	8.0
EBITDA	$1,850	$7,399	$8,324	$9,249	$12,024	$14,799

Less: Debt Repayment		$0	$0	$0	$0	$0

Terminal Value		$7,399	$8,324	$9,249	$12,024	$14,799

Cash Flows:	Year Ending April 30
	2007	2008	2009	2010	2011
Free Cash Flow	($496)	$119	$220	$594	$685

Terminal Value					$9,249

Total Cash Inflows	($496)	$119	$220	$594	$9,934

Discounted Present Value Calculation:	Year Ending April 30
	2007	2008	2009	2010	2011
Total Cash Inflows	($496)	$119	$220	$594	$9,934

	Discounted
Discount Rate	Present
(Cost of Capital)	Value	Discounted Cash Inflows
8%	$7,014	($459)	$102	$174	$436	$6,761
10%	$6,386	($451)	$98	$165	$406	$6,168
12%	$5,822	($443)	$95	$156	$377	$5,637
14%	$5,315	($435)	$91	$148	$352	$5,159
16%	$4,859	($428)	$88	$141	$328	$4,730

ATTACHMENT C
Net Present Value Analysis
$(000)

Terminal Value Calculation:
		Multiple (x)
FY	2007	4.0	4.5	5.0	6.5	8.0
EBITDA	$1,850	$7,399	$8,324	$9,249	$12,024	$14,799

Less: Debt Repayment		$0	$0	$0	$0	$0

Terminal Value		$7,399	$8,324	$9,249	$12,024	$14,799

Cash Flows:	Year Ending April 30
	2007	2008	2009	2010	2011
Free Cash Flow	($496)	$119	$220	$594	$685

Terminal Value					$9,249

Total Cash Inflows	($496)	$119	$220	$594	$9,934

NPV Calculation:
Net Asset Value 4/30/06	$4,912	$5,212	$5,512	$5,812	$6,112	$6,412	$6,712

Discount Rate (Cost of Capital)	NPV
8%	$2,102	$1,802	$1,502	$1,202	$902	$602	$302
10%	$1,474	$1,174	$874	$574	$274	($26)	($326)
12%	$910	$610	$310	$10	($290)	($590)	($890)
14%	$403	$103	($197)	($497)	($797)	($1,097)	($1,397)
16%	($53)	($353)	($653)	($953)	($1,253)	($1,553)	($1,853)

ATTACHMENT C
Valuation Analysis
Internal Rate of Return Analysis
$(000)

Terminal Value Calculation:
		Multiple (x)
FY	2007	4.0	4.5	5.0	6.5	8.0
EBITDA	$1,850	$7,399	$8,324	$9,249	$12,024	$14,799

Less: Debt Repayment		$0	$0	$0	$0	$0

Terminal Value		$7,399	$8,324	$9,249	$12,024	$14,799

Cash Flows:	Year Ending April 30
	2007	20058	2009	2010	2011
Free Cash Flow	($496)	$119	$220	$594	$685

Terminal Value					$9,249

Total Cash Inflows	($496)	$119	$220	$594	$9,934

IRR Calculation:		Net Asset
		Value	Year Ending April 30
		04/30/06	2007	20058	2009	2010	2011
IRR:
	16%	($4,912)	($496)	$119	$220	$594	$9,934
	14%	($5,212)	($496)	$119	$220	$594	$9,934
	13%	($5,512)	($496)	$119	$220	$594	$9,934
	12%	($5,812)	($496)	$119	$220	$594	$9,934
	11%	($6,112)	($496)	$119	$220	$594	$9,934
	10%	($6,412)	($496)	$119	$220	$594	$9,934
	9%	($6,712)	($496)	$119	$220	$594	$9,934

ATTACHMENT C
Valuation Analysis—FY2007-2011
Conclusion—Equity Coverage
$(000)

Description	Amount
Discounted Present Value of FY2007-2011 Cash Flows (from Discounted Cash Flow Analysis))	$5,822

Net Asset Value 4/30/06	$5,812

Surplus—Cash Flows in Excess of Net Asset Value	$10

Coverage Ratio—Present Value of Cash Flows as a Percentage of Net Asset Value	100%